SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

By:  /s/Andrew M. Archibald

Andrew M. Archibald, C.A., CFO and Secretary

Date:  July 5, 2006

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Inc. Amends Credit Facilities and

Appoints Chairman of the Board

Montréal, Québec and Bradenton, Florida – July 5, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that on June 30, 2006 it executed definitive documentation to amend its credit facilities, in a manner which will accommodate the charges associated with its previously announced cost savings initiatives.

The amendments to the credit facilities permit the add back of certain one-time charges in connection with Intertape Polymer Group  Inc.’s (“IPG” or the “Company”) cost cutting efforts, and delays until quarters ending after March 31, 2007, the increase in the Interest Expense Coverage Ratio from 3.00:1.00 to 3.25:1.00.

The Company’s credit facilities as amended will permit IPG to exclude from the calculation of Consolidated EBITDA, approximately $26.8M of the restructuring charges related to severance costs, manufacturing and retail restructurings, a lease termination, and costs associated with the amendment of the credit facilities, which are expected to be taken in the fiscal quarters ending June 30, 2006 or September 30, 2006.  These charges are attributable to previously announced cost saving actions that the Company expects will result in approximately $5.7 million in annualized savings.

The Company believes that the amendments to the credit facilities will provide IPG the flexibility needed to manage its business and improve its earnings and operating efficiencies.

The Company is also pleased to announce that Michael L. Richards, a senior partner in the law firm of Stikeman Elliott LLP, has been appointed the Chairman of the Board.  Mr. Richards has served as a Director of IPG and its predecessor company since 1981.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,450 employees with operations in 18 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company’s SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:

Andrew M. Archibald, C.A.

Chief Financial Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:itp$info@itape.com

Web: www.intertapepolymer.com